FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2009

Commission File Number 1-11130

(Translation of registrant’s name into English)

54, rue La Boétie

75008 Paris — France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furrnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82____

Paris, October 30, 2009

Press release

THIRD QUARTER 2009 RESULTS

STRONG OPERATIONAL PROGRESS

•

Revenues of Euro 3.687 billion, down 9.3% year-over-year and 5.6% sequentially

•

Adjusted[2] gross profit of Euro 1.232 billion or 33.4% of revenues

•

Adjusted[2] operating income[1] of Euro (11) million or (0.3)% of revenues

•

Reported net loss (group share) of Euro (182) million or Euro (0.08) per share

•

Operating cash flow[3] of Euro 739 million

•

Net (debt)/cash of Euro 592 million as of September 30, 2009

•

Full-year 2009 guidance to be around break-even at the adjusted[2] operating income[1] level reiterated

EXECUTIVE COMMENTARY

Ben Verwaayen, CEO, commented:

“Our company continues its transformation journey. This quarter demonstrates both the relevance of our strategy through key customer wins and our capacity to consistently execute our plans with significant operational progress.

We are winning in areas of differentiation such as IP transformation, next generation broadband and wireless, application enablement and services. This is demonstrated in our wins with Qwest in merging IP and optics into a combined solution, Singapore’s Nucleus Connect in application enablement, and the securing of LTE trials with FT/Orange, Telefonica and Etisalat, bringing our total number of LTE trials to 16.

We have achieved significant operational progress.  We are rapidly reshaping our cost and expense structure, having achieved 80% of our Euro 750 million target in annualized savings year to date. We generated Euro 362 million in free cash flow this quarter by improving our operating working capital metrics. Finally, robust investor reception to our Euro 1 billion convertible bond offering allowed us to further strengthen the balance sheet.

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Against what remains a challenging market environment, we reiterate our view that our addressable market should be down between 8% and 12% at constant currency and that we will achieve an adjusted2 operating income1 around breakeven this year.”

KEY HIGHLIGHTS

•

Third quarter revenue decreased 9.3% year-over-year and 5.6% sequentially to Euro 3.687 billion.  At constant currency exchange rates, revenue decreased 11.0% year-over-year and 3.5% sequentially. The carrier segment saw a double-digit decline in revenue, driven by 2G wireless access, TDM switching and terrestrial optics. The segment did see moderate growth in fixed broadband access, good growth in IP and strong growth in submarine optics, fixed NGN/IMS and W-CDMA. Enterprise revenue continued to decline at a double-digit rate. Applications software revenues grew at a strong double-digit rate and finally Services revenues grew at a low single-digit rate. From a geographic standpoint and in local currencies, revenue declined at a double-digit rate in both Europe (-13%) and in the rest of the world
(-32%). On the other hand, revenue declined slightly in Asia Pacific (-1%). Finally, North America returned to moderate growth this quarter (+1%).

•

Adjusted2 operating income1 of Euro (11) million or (0.3%) of revenue. Adjusted2 gross margin came in at 33.4% of revenue for the quarter, compared to 32.5% in the year ago quarter and 33.1% in the second quarter 2009. Excluding the one time item booked in the year ago quarter (Euro (23) million hedging loss or (50)bp impact), gross margin rose 40bp year over year and rose 30bp sequentially as ongoing cost reduction actions and – on a sequential basis only – the weakness of the US dollar more than offset the negative impact of lower volumes and of an adverse shift in the product/geographic mix. Operating expenses decreased 2.9% year-over-year and 8.3% sequentially, reflecting ongoing cost reduction plans and – on a sequential basis only – the currency shift.

•

Reported net loss (group share) of Euro (182) million or Euro (0.08) per share. This includes a one-time gain related to the amendment of the post retirement benefit plan of Euro 38 million pre tax and of Euro 23 m or Euro 0.01 per share after tax.

•

Net (debt)/cash of Euro 592 million, versus Euro 28 million as of June 30, 2009. Operating cash flow reached Euro 739 million, as the strong sequential reduction in both accounts receivable and inventory led to a decrease in operating working capital requirement of Euro 430 million. Free cash flow was Euro 362 million, including restructuring cash outlays of Euro (122) million, cash interest expenses of Euro (41) million, contribution to pensions and OPEB of Euro (37) million, cash tax of Euro (20) million and capital expenditure of Euro (157) million. The net (debt)/cash position improved by Euro 564 million, including Euro 195 million related to the accounting treatment of part of the 2015 convertible bond as equity.

•

Funded status of Pensions and OPEB of Euro (1,267) million at end September, compared to Euro (1,162) million as of June 30, 2009.  The slight sequential widening in the deficit reflects the decrease in the discount rates used for pensions and post-retirement healthcare plans in the US, the euro zone and the UK, offset to a large extent by positive returns in both equity and bond assets.

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OUTLOOK AND PROGRESS ON STRATEGIC PLAN

Alcatel-Lucent reiterates its guidance for 2009. The company continues to expect the global telecommunications equipment and related services market to be down between 8% and 12% at constant currency in 2009. The company still anticipates an adjusted2 operating income1 around break-even in 2009.

Progress on cost reduction plan: To date, the company estimates that it has achieved approximately 80% of its plan to reduce costs and expenses by Euro 750 million on an exit run rate by the fourth quarter 2009. Approximately 30% of the savings achieved year to date comes from a reduction in COGS, 20% from R&D and 50% from SG&A.

Progress on LTE: FT/Orange has selected Alcatel-Lucent for an LTE field trial in both FDD (Frequency Division Duplex) and TDD (Time Division Duplex) modes. This technical trial which aims at gaining a full assessment of the end-to-end performance of LTE will take place in the south region of Paris, using Alcatel-Lucent’s e-nodeBs and evolved packet core. Alcatel-Lucent was also invited to participate in LTE trials by Telefonica and Etisalat. To date, the company’s LTE solution has been selected by 16 operators for trials.

REPORTED RESULTS

In the third quarter, the reported net loss (group share) was Euro (182) million or Euro (0.08) per diluted share (USD (0.12) per ADS), including the negative after tax impact from Purchase Price Allocation (PPA) entries of Euro (39) million.

Reported Profit & Loss	Third	Third	% change,	Second	% change
Statement	quarter	quarter	y-o-y	quarter	q-o-q
In Euro million except for EPS	2009	2008	(% or pt)	2009	(% or pt)
Revenues	3,687	4,065	-9.3%	3,905	-5.6%
Gross profit	1,232	1,319	-6.6%	1,293	-4.7%
in % of revenues	33.4%	32.4%	1.0 pt	33.1%	0.3 pt
Operating income (1)	(76)	(85)	Nm	(130)	Nm
in % of revenues	-2.1%	-2.1%	0.0 pt	-3.3%	1.3 pt
Net income (loss) (Group share)	(182)	(40)	Nm	14	Nm
EPS diluted (in Euro)	(0.08)	(0.02)	Nm	0.01	Nm
E/ADS* diluted (in USD)	(0.12)	(0.02)	Nm	0.01	Nm
Number of diluted shares (million)	2,259.7	2,259.1	0.0%	2,267.3	-0.3%

* E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of USD 1.4630 as of September 30th 2009, USD 1.4081 as of September 30th 2008 and 1.4020 as of June 30th 2009.

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ADJUSTED RESULTS

In addition to the reported results, Alcatel-Lucent is providing adjusted results in order to provide meaningful comparable information, which exclude the main non-cash impacts from Purchase Price Allocation (PPA) entries in relation to the Lucent business combination. The third quarter 2009 adjusted2 net loss (group share) was Euro (143) million or Euro (0.06) per diluted share (USD (0.09) per ADS), which includes a restructuring charge of Euro (136) million, a net financial charge of Euro (15) million, an adjusted income tax charge of Euro (18) million and minority interests of Euro (3) million.

Adjusted Profit & Loss	Third	Third	% change,	Second	% change
Statement	quarter	quarter	y-o-y	quarter	q-o-q
In Euro million except for EPS	2009	2008	(% or pt)	2009	(% or pt)
Revenues	3,687	4,065	-9.3%	3,905	-5.6%
Gross profit	1,232	1,320	-6.7%	1,293	-4.7%
in % of revenues	33.4%	32.5%	0.9 pt	33.1%	0.3 pt
Operating income (1)	(11)	40	Nm	(62)	Nm
in % of revenues	-0.3%	1.0%	-1.3 pt	-1.6%	1.3 pt
Net income (loss) (Group share)	(143)	41	Nm	56	Nm
EPS diluted (in Euro)	(0.06)	0.02	Nm	0.02	Nm
E/ADS* diluted (in USD)	(0.09)	0.03	Nm	0.03	Nm
Number of diluted shares (million)	2,259.7	2,260.4	0.0%	2,645.0	-14.6%

* E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of USD 1.4630 as of September 30th 2009, USD 1.4081 as of September 30th 2008 and 1.4020 as of June 30th 2009.

ISSUE AND REPURCHASES OF CONVERTIBLE BONDS

On September 2, 2009, Alcatel-Lucent launched an offering of bonds convertible into and/or exchangeable for new or existing shares (OCEANE) with a coupon of 5%, a strike price of Euro 3.23, equivalent to a conversion premium of 35%, and a redemption date of January 1st, 2015. On settlement date (September 10, 2009), the proceeds of this offering, including the over-allotment option, were Euro 1 billion.

Concurrently, the company offered to repurchase some of its 2011 OCEANE through a reverse book building process. On settlement date (September 11), the company had purchased 7 565 882 bonds or 11.97% of outstanding bonds. The price per bond was Euro 16.70 (including accrued interest) for a total amount paid of Euro 126 million.

Repurchases of the 2011 OCEANE also took place after September 11, 2009 until October 6. Over the total period, Alcatel-Lucent repurchased a total of 12 627 240 bonds, equivalent to 19.98% of the bonds initially issued and currently outstanding. The price per bond (including accrued interest) ranged between Euro 16.70 and Euro 16.76 for a total amount paid of Euro 211 million. Out of this amount, Euro 172 million was paid on or before September 30, 2009, i.e. during the third quarter. As of today, 80.02% of the 2011 OCEANE issued remain outstanding, representing a face value of Euro 818 million.

Between September 15 and October 6, 2009, Alcatel-Lucent USA repurchased 2.875% 2023 Series A bonds representing a face value of USD 63 million. The amount paid was USD 62 million (of which USD 25 million on or before September 30, 2009). On October 29, 2009, 91.6% of the 2.875% 2023 Series A bonds issued were outstanding, representing a face value of USD 687 million.

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KEY FIGURES

Geographic breakdown	Third	Third	% change,	Second	% change
of revenues	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million)	2009	2008	(% or pt)	2009	(% or pt)
North America	1,215	1,149	5.7%	1,202	1.1%
Asia Pacific	728	727	0.1%	861	-15.4%
Europe	1,231	1,436	-14.3%	1,286	-4.3%
RoW	513	753	-31.9%	556	-7.7%
Total group revenues	3,687	4,065	-9.3%	3,905	-5.6%

Segment breakdown	Third	Third	% change,	Second	% change
of revenues	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million)	2009	2008	(% or pt)	2009	(% or pt)
Carrier	2,231	2,611	-14.6%	2,384	-6.4%
- o/w IP	284	298	-4.7%	285	-0.4%
- o/w Optics	706	798	-11.5%	728	-3.0%
- o/w Wireless	859	1,051	-18.3%	975	-11.9%
- o/w Wireline	404	495	-18.4%	423	-4.5%
- o/w eliminations	(22)	(31)	-29.0%	(27)	-18.5%
Applications Software	286	239	19.7%	260	10.0%
Enterprise	250	302	-17.2%	258	-3.1%
Services	869	848	2.5%	873	-0.5%
Other & eliminations	51	65	Nm	130	Nm
Total group revenues	3,687	4,065	-9.3%	3,905	-5.6%

Breakdown of segment	Third	Third	% change,	Second	% change
operating income (1) (loss)	quarter	quarter	y-o-y	quarter	q-o-q
(in Euro million)	2009	2008	(% or pt)	2009	(% or pt)
Carrier	(27)	22	Nm	(136)	Nm
In % of revenues	-1.2%	0.8%	-2.1 pt	-5.7%	4.5 pt
Applications software	0	(22)	Nm	(25)	Nm
In % of revenues	0.0%	-9.2%	9.2 pt	-9.6%	9.6 pt
Enterprise	4	21	Nm	(6)	Nm
In % of revenues	1.6%	7.0%	-5.4 pt	-2.3%	3.9 pt
Services	38	88	Nm	87	Nm
In % of revenues	4.4%	10.4%	-6.0 pt	10.0%	-5.6 pt
Other & eliminations	(26)	(69)	Nm	18	Nm
Total group op. income (loss)	(11)	40	NM	(62)	Nm

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Cash Flow highlights	Third quarter	Second quarter	Third quarter
In Euro million	2009	2009	2008
Net (debt)/cash at beginning of period	28	(841)	(415)
Adjusted operating income	(11)	(62)	40
Depreciation & Amort; OP non cash; other	197	160	198
Op. Cash Flow before change in WCR*	186	98	238
Change in operating WCR	430	(280)	163
Change in other working capital	123	(105)	(35)
Operating Cash Flow **	739	(287)	366
Interest	(41)	(40)	(36)
Taxes	(20)	(18)	(14)
Dividends received from equity affiliates	0	0	0
Cash contribution to pension & OPEB	(37)	(72)	(98)
Restructuring cash outlays	(122)	(104)	(113)
Cash flow from operating activities	519	(521)	105
Capital expenditures (incl. R&D cap.)	(157)	(175)	(217)
Free Cash Flow	362	(696)	(112)
Disposal of Thales	0	1,566	0
Accounting valuation for 2023 and 2015 convertible bonds	195	(165)	0
Discontinued, Cash from financing & Forex	7	164	(73)
Change in net(debt)/cash position	564	869	(185)
Net (debt)/cash at end of period	592	28	(600)

*

Before changes in working capital, interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay

**

Operating cash flow defined as cash generated from operations after changes in working capital but before interest/tax paid, restructuring cash outlay and pension & OPEB outlay

Balance sheet - Assets	Sept. 30,	June 30,	Sept. 30,
In Euro million	2009	2009	2008
Total non-current assets	11,892	12,276	18,941
of which Goodwill & intangible assets, net	6,378	6,587	10,644
of which Prepaid pension costs	2,559	2,485	3,053
of which Other non-current assets	2,955	3,204	5,244
Total current assets	12,502	12,080	12,941
of which OWC assets	5,686	6,227	6,991
of which other current assets	1,537	1,612	1,489
of which marketable securities, cash & cash equivalents	5,279	4,241	4,461
Total assets	24,394	24,356	31,882

Balance sheet - Liabilities and shareholders' equity	Sept. 30,	June 30,	Sept. 30,
In Euro million	2009	2009	2008
Total shareholders equity	4,140	4,507	10,421
of which attributable to the equity holders of the parent	3,603	3,951	9,856
of which minority interests	537	556	565
Total non-current liabilities	10,941	10,306	9,977
of which pensions, and other post-retirement benefits	5,465	5,271	3,971
of which long term debt	4,141	3,588	3,900
of which other non-current liabilities	1,335	1,447	2,106
Total current liabilities	9,313	9,543	11,484
of which provisions	1,921	1,982	2,541
of which short term debt	622	698	1,204
of which OWC liabilities	4,674	4,796	5,546
of which other current liabilities	2,096	2,067	2,193
Total liabilities and shareholder's equity	24,394	24,356	31,882

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BUSINESS COMMENTARY

CARRIER SEGMENT

For the third quarter 2009, revenues for the Carrier segment were Euro 2.231 billion, a decrease of 14.6% compared to Euro 2.611 billion in the year-ago quarter and a decrease of 6.4% compared to Euro 2.384 billion in the second quarter 2009. At constant currency exchange rates, Carrier revenues decreased 16.2% year-over-year and 4.0% sequentially. The segment posted an adjusted2 operating1 loss of Euro (27) million or an operating margin of (1.2) % compared to an operating income of Euro 22 million or a margin of 0.8 % in the year ago period.

Key highlights:

•

Growth in IP routing: Revenues for the IP division were Euro 284 million, a decrease of 4.7% from the year ago quarter, impacted by the accelerated decline of the ATM market. IP/MPLS service router revenues continued to grow at a mid-single digit rate, with continued expansion in the wireless backhaul market as well as growing momentum in North America. Alcatel-Lucent announced several new wins in IP/MPLS including NTT Communications and NTT DoCoMo, Cox Business, Equinix and Qwest. The company’s IP service routers are now deployed in 22 of the world’s 30 largest operators and the LTE evolved packet core gateways, based on the 7750 service router, are now in multiple trials in North America and EMEA. In September, the company announced a new converged IP/Optical backbone solution which Qwest plans to deploy in 2010.

•

Optics still impacted by terrestrial: Revenues for the Optics division were Euro 706 million, a decline of 11.5% from the year ago quarter. All segments of the terrestrial market declined this quarter although D-WDM revenues recovered sequentially. Submarine networks enjoyed another quarter of strong double-digit year-over-year growth. From a geographic standpoint, revenue declined in all regions except for Asia Pacific, where demand remains strong. The company’s renewed portfolio including products such as the 1830 PSS (photonic metro WDM), 1850 TSS (packet optical transport), 9500 MPR (packet microwave) as well as advanced features (GMPLS, 40/100 Gbps) continues to get good traction with awards from TIM, Deutsche Telekom, TOT, Qwest, Globalive , NORDUnet and VTN.

•

Wireless: 3G growth offset by strong 2G decline: Revenues for the Wireless Networks division were Euro 859 million, a decline of 18.3% from the year ago quarter. GSM was sharply impacted by 3G migration, slower mobile subscriber growth and capital expenditure constraints across almost all geographies. CDMA declined both year-over-year and sequentially due to continued weakness in North America, only partly offset by ongoing deployments in China. W-CDMA enjoyed its highest quarter ever, driven by China and North America. Alcatel-Lucent’s converged W-CDMA radio network controller (9370) is now qualified at all of the company’s customers, effectively completing the integration of the three platforms inherited from the merger.

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•

Somewhat better quarter in Wireline: Revenues for the Wireline Networks division were Euro 404 million, a decline of 18.4% from the year ago quarter. At constant currency, revenue contracted 20% compared to 32% in the first half of 2009. While TDM switching continued to decline at a rapid pace, broadband access - including ADSL, VDSL, GPON and home networking –returned to moderate growth this quarter versus a double-digit decline in the first half. In addition, Fixed NGN/IMS reported strong growth this quarter, albeit off a low base, driven by strong traction for the company’s integrated IMS solution, the 5060 IP call server. Infonetics research ranked Alcatel-Lucent number two in the IMS Call Session Control Function (CSCF) market with a 21% share for the rolling four quarters ending in Q2 2009.

APPLICATIONS SOFTWARE SEGMENT

For the third quarter 2009, revenues for the Applications software segment were Euro 286 million, an increase of 19.7% compared to Euro 239 million in the year-ago quarter and an increase of 10.0% compared to Euro 260 million in the second quarter 2009. At constant currency exchange rates, Applications software revenues grew 16.2% year-over-year and increased 13.2% sequentially. The segment reached operating breakeven compared to an adjusted2 operating1 loss of Euro (22) million or a margin of (9.2) % in the year ago period.

Key highlights

•

Carrier applications revenue grew in the low thirties this quarter, highlighting the positive customer response to the company’s focus on applications enablement. Growth was very strong in digital media & advertising, professional services, remote customer management software (Motive) and maintenance. Payment & IN activities grew at a more moderate high single-digit rate this quarter due to the mature nature of the payment market in EMEA though Alcatel-Lucent continues to gain momentum in the Americas and in South East Asia. Rich communications which includes messaging and IMS had a softer quarter after a strong first half but its prospects remain very solid given recent wins in IMS, especially in China and in the US. Finally, subscriber data management (HLR and HSS) revenue was impacted by slower mobile subscriber growth and the completion of some 3G deployments.

•

Revenue from Genesys, the contact centre software activity declined slightly this quarter. This is due in part to the impact of the economic environment on corporate investment and in part to a demanding year-over-year comparison.

•

The segment broke-even this quarter, due to an improvement in carrier applications gross margins, the better absorption of fixed costs through revenue growth and ongoing cost reduction initiatives.

ENTERPRISE SEGMENT

For the third quarter 2009, revenues for the Enterprise segment were Euro 250 million, a decrease of 17.2% compared to Euro 302 million in the year-ago quarter and a decrease of 3.1% compared to Euro 258 million in the second quarter 2009. At constant currency exchange rates, Enterprise revenues decreased 18.1% year-over-year and 2.0% sequentially. The segment posted an adjusted2 operating1 profit of Euro 4 million or an operating margin of 1.6% compared to a profit of Euro 21 million or 7.0 % in the year-ago quarter.

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Key highlights:

•

Revenues from Enterprise solutions declined at a double-digit rate this quarter, impacted by the continued weakness in voice telephony and in enterprise software applications, only partially offset by mid-single digit growth in data networking.

•

Industrial components revenues continued to decline year over year this quarter, but at lower pace than in the first half and grew at a double-digit rate sequentially.

•

From a geographic standpoint, all regions were impacted this quarter, with particular weakness in EMEA and in the Americas while APAC saw a more moderate decline.

•

The segment returned to a positive adjusted2 operating1 profit this quarter, in spite of lower volumes than in the second quarter 2009 which is mainly due to the impact of the cost containment actions taken during the first half.

SERVICES SEGMENT

For the third quarter 2009, revenues for the Services segment were Euro 869 million, an increase of 2.5% compared to Euro 848 million in the year-ago quarter and a decrease of 0.5% compared to Euro 873 million in the second quarter 2009. At constant currency exchange rates, Services revenues increased 2.0% year-over-year and increased 0.5% sequentially. The segment posted an adjusted2 operating profit1 of Euro 38 million or 4.4% of revenues compared to Euro 88 million or 10.4% in the year ago quarter.

Key highlights:

•

Managed & Outsourcing Solutions grew in the high twenties this quarter, driven by the ongoing implementation of contracts won in both Western Europe and India over the 2008/2009 period.

•

The Network and System Integration (N&SI) activities grew at a mid-single digit pace this quarter. While traditional network roll-out services remained impacted by the weakness of the wireless infrastructure market, N&SI saw good demand for the design & optimization of complex networks and in the integration of systems and applications.

•

Maintenance activities declined at a high single-digit rate this quarter, albeit off a strong year ago quarter. The decline was driven by the maintenance of Alcatel-Lucent products whereas multivendor maintenance grew slightly.

•

The segment saw a reduction in profitability both year-over-year and sequentially. This is due in part to the lower contribution of maintenance to the segment’s revenue this quarter and in part to lower margins in network roll-out services attributable to the mix of projects completed this quarter. Managed & Outsourcing Solutions saw a significant improvement in profitability both year-over-year and sequentially.

Alcatel-Lucent will host a press and analyst conference at its headquarters at 1:00 p.m. CET which can be followed through audio webcast at http://www.alcatel-lucent.com/3q2009

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Notes

All adjusted figures are unaudited.

1-

Operating income (loss) is the Income (loss) from operating activities before restructuring costs, impairment of assets, gain (loss) on disposals of consolidated entities and post-retirement benefit plan amendment.

2-

“Adjusted” refers to the fact that it excludes the main impacts from Lucent’s purchase price allocation (See next page for detailed information).

3-

“Operating cash flow” is defined as cash flow after changes in working capital and before interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay.

About Alcatel-Lucent

Alcatel-Lucent (Euronext Paris and NYSE: ALU) is the trusted partner of service providers, enterprises and governments worldwide, providing solutions that to deliver voice, data and video communication services to end-users. A leader in fixed, mobile and converged broadband networking, IP technologies, applications and services, Alcatel-Lucent leverages the unrivalled technical and scientific expertise of Bell Labs, one of the largest innovation powerhouses in the communications industry. With operations in more than 130 countries and the most experienced global services organization in the industry, Alcatel-Lucent is a local partner with a global reach. Alcatel-Lucent achieved revenues of Euro 16.98 billion in 2008 and is incorporated in France, with executive offices located in Paris. For more information, visit Alcatel-Lucent on the Internet: http://www.alcatel-lucent.com

Alcatel-Lucent Press Contacts

Peter Benedict	Tel: + 33 (0)1 40 76 50 84	pbenedict@alcatel-lucent.com
Alix Cavallari	Tel: + 33 (0)1 40 76 16 58	Alix.cavallari@alcatel-lucent.com

Alcatel-Lucent Investor Relations

Rémi Thomas	Tel: + 33 (0)1 40 76 50 61	remi.thomas@alcatel-lucent.com
Tom Bevilacqua	Tel: + 1 908 582 79 98	bevilacqua@alcatel-lucent.com
Tony Lucido	Tel: + 33 (0)1 40 76 49 80	alucido@alcatel-lucent.com
Don Sweeney	Tel: + 1 908 582 6153	dsweeney@alcatel-lucent.com

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

Except for historical information, all other information in this press release consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include statements regarding the future financial and operating results of Alcatel-Lucent such as (i) adjusted operating income around break-even in 2009; and (ii) cost reduction by Euro 750 million on an exit run rate by the fourth quarter 2009. Words such as "expects," "anticipates," "targets," "projects," "intends," "plans," "believes," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These risks and uncertainties are based upon a number of important factors including, among others: our ability to operate effectively in a highly competitive industry with many participants; our ability to keep pace with technological advances and correctly identify and invest in the technologies that become commercially accepted; difficulties and delays in our ability to execute on our strategic plan to reduce costs, and to co-source certain business processes, and adjust our portfolio by boosting investment in certain segments and reducing spending in others; fluctuations in the telecommunications market; exposure to the pricing pressures in the regions in which we sell; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on a limited number of contract manufacturers to supply products we sell; the social, political and economic risks of our global operations; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; compliance with environmental, health and safety laws; the economic situation in general (including exchange rate fluctuations) and uncertainties in Alcatel-Lucent’s customers’ businesses in particular; customer demand for Alcatel-Lucent’s products and services; control of costs and expenses; international growth; conditions and growth rates in the telecommunications industry; and the impact of each of these factors on sales and income. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent's Form 20-F for the year ended December 31, 2008, as well as other filings by Alcatel-Lucent with the US Securities and Exchange Commission. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this press release, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

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ADJUSTED PROFORMA RESULTS

In Euro Million	Q1-2009			Q2-2009			Q3-2009			At September 30, 2009
(unaudited)	As reported	PPA	Adjusted	As reported	PPA	Adjusted	As reported	PPA	Adjusted	As reported	PPA	Adjusted

Revenues	3,598		3,598	3,905	0	3,905	3,687		3,687	11,190		11,190
Cost of sales (a)	(2,465)		(2,465)	(2,612)	0	(2,612)	(2,455)		(2,455)	(7,532)		(7,532)

Gross Profit	1,133	0	1,133	1293	0	1,293	1,232	0	1,232	3,658	0	3,658

Administrative and selling expenses (b)	(768)	31	(737)	(769)	30	(739)	(699)	28	(671)	(2,236)	89	(2,147)
Research and Development costs (c)	(691)	41	(650)	(654)	38	(616)	(609)	37	(572)	(1,954)	116	(1,838)

Operating income (loss) (1)	(326)	72	(254)	(130)	68	(62)	(76)	65	(11)	(532)	205	(327)

Restructuring costs	(78)		(78)	(123)	0	(123)	(136)	0	(136)	(337)		(337)
Impairment of assets	0		0	0	0	0	0	0	0	0		0
Post-retirement benefit plan amendment	(2)		(2)	1	0	1	38	0	38	37		37
Gain/(loss) on disposal of consolidated entities	0		0	0	0	0	0	0	0	0		0

Income (loss) from operating activities	(406)	72	(334)	(252)	68	(184)	(174)	65	(109)	(832)	205	(627)

Financial result (net)	(13)	0	(13)	35	0	35	(15)		(15)	7	0	7

Share in net income(losses) of equity affiliates	(9)		(9)	3	0	3	2	0	2	(4)		(4)
Income tax (expense) benefit (d)	6	(28)	(22)	87	(26)	61	8	(26)	(18)	101	(80)	21

Income (loss) from continuing operations	(422)	44	(378)	(127)	42	(85)	(179)	39	(140)	(728)	125	(603)

Income (loss) ferom discontinued activities	0		0	129	0	129	0		0	129		129

Net Income (loss)	(422)	44	(378)	2	42	44	(179)	39	(140)	(599)	125	(474)

of which : Group share	(402)	44	(358)	14	42	56	(182)	39	(143)	(570)	125	(445)
Minority interests	(20)		(20)	(12)	0	(12)	3		3	(29)		(29)

Earnings per share : basic	(0.18)		(0.16)	0.01		0.02	(0.08)		(0.06)	(0.25)		(0.20)
Earnings per share : diluted	(0.18)		(0.16)	0.01		0.02	(0.08)		(0.06)	(0.25)		(0.20)

(1)

Income (loss) from operating activities before restructuring costs, impairment of assets, gain / (loss) on disposal of consolidated entities and post-retirement benefit plan amendment

Corresponds to the measure of operating income (loss) of the segments (refer to note 4 of the consolidated financial statements at September 30, 2009).

PPA : Purchase Price Allocation entries related to Lucent business combination

Nature of PPA - non cash amortization charges included in Reported Accounts but excluded from Adjusted Accounts (cf. Note 3 to our Consolidated Financial Statements as of December 31, 2008)

These impacts are non recurring due to the different amortization periods depending of the nature of the adjustments, as indicated hereafter.

(a) Depreciation of the reevaluation to fair value of productive tangible assets

(b) Amortization of intangibles assets - long term customer relationship (5-8 years)

(c) Amortization of intangibles assets : Acquired technologies (5-10 years) and In Process R&D (5-8 years)

(d) Normative tax impact at 39% on above PPA adjustments excluding goodwill impairment

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel-Lucent

Date: October 30 , 2009	By:	/s/ Paul Tufano
Paul Tufano
Chief Financial Officer